UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

TO

ANNUAL REPORT

of

HYDRO-QUÉBEC

QUÉBEC, CANADA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:

MANON BOUCHER

Québec Government Office

One Rockefeller Plaza, Suite 2600

New York, NY 10020-2102

Copies to:

ROBERT E. BUCKHOLZ	JEAN-HUGUES LAFLEUR
Sullivan & Cromwell LLP	Vice-President, Financing, Treasury and Pension Fund
125 Broad Street	Hydro-Québec
New York, NY 10004-2498	75 René-Lévesque Boulevard West
5th Floor
Montréal, Québec, Canada H2Z 1A4

*The Registrant is filing this annual report on a voluntary basis

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2011 (“Annual Report”) to update the disclosure concerning the Gentilly-2 nuclear generating station: (“Corporate Outlook – Capital Investment Program” subsection of Exhibit 99.1 to the Annual Report) as follows:

On October 3rd, 2012, the Government and Hydro-Québec announced that the Gentilly-2 generating station will stop producing electricity on December 28, 2012.

Based on a detailed analysis, we concluded that the refurbishment project is no longer justified from a financial standpoint. Increased project costs (now estimated at $4.3 billion), combined with falling market prices, prompted us to recommend to the Government that the generating station be closed.

In accordance with its licensing conditions, Gentilly-2 will remain in operation until the end of 2012, following which Hydro-Québec will prepare the facility for dormancy with a view to its dismantling several decades from now. These preparations will extend over an 18-month period ending in mid-2014. Among other things, they will involve defueling the reactor, treating the heavy water and deactivating several systems.

Thereafter, the generating station will remain dormant for about 40 years, after which the spent fuel will be removed from the site, the facility dismantled and the site restored. These steps would take until 2062. We will also participate in information sessions as part of the decommissioning process, which will be supervised by the Canadian Nuclear Safety Commission (CNSC).

It is estimated that the decommissioning of Gentilly-2 will cost $1.8 billion over a period exceeding 50 years.

The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC

By:	/s/JEAN-HUGUES LAFLEUR
Authorized Officer
Name:	Jean-Hugues Lafleur
Title:	Vice President, Financing, Treasury and Pension Fund

Date: October 5, 2012